Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

EMAIL FROM GREG CASE TO WORLDWIDE COLLEAGUES

To:	All Aon colleagues worldwide
From:	Greg Case
Subject:	Moving Corporate Headquarters to London
Date:	January 13, 2012

Today, we announced that we will move our corporate headquarters from Chicago to London and Aon’s incorporation from Delaware to the United Kingdom. We believe this move allows us to strengthen Aon’s global business operations and further align resources to drive our long-term growth strategy.

Our industry, like the rest of the global economy, is constantly changing. We must align ourselves to more effectively serve our clients in every part of the world, which will help us stay ahead of the competition and increase revenue growth and market share. This decision reinforces our strategy to deliver the highest value to our clients, attract and retain the best talent, and achieve operational excellence. It will also create increased financial flexibility and cash flow, which will allow us to make even greater investments in our business, operations and people.

I want to emphasize that we expect there to be minimal impact on our global colleagues. This decision will not cause any loss of jobs. A small number of certain key senior executive positions will be relocating to London. We will continue to grow and invest in Chicago and the U.S. by adding more than 1,000 jobs in the U.S. market during 2012, and moving 750 positions to Chicago.

Strengthening Aon’s presence in London will bring us even closer to our global clients, especially those looking for the most innovative solutions or those from fast-growing developing countries who see the value of conducting transactions in London. For more than 400 years, London has been a historical and global center of insurance and risk management innovation, so this decision provides us with the opportunity to create a higher degree of innovative products and solutions to help clients mitigate their most complex and challenging global issues regarding risk and people.

Chicago has been our home for many years and will continue to play an important role for our firm as Aon’s headquarters for the Americas, including the U.S., Latin America and Canada. Similarly, Lincolnshire will remain the headquarters for our Aon Hewitt business.

We anticipate this move occurring in the second quarter following approval by our stockholders. In the interim, we recognize that you may have additional questions. Please be assured that leaders from across the firm will be available to answer your questions as they arise and will get back to you quickly with a response. In the meantime, please send your questions to aon.united@aon.com.

Thank you for all you do to support our clients and fellow colleagues. I look forward to continuing to work with you to build our firm.

Best,

Greg

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.